Exhibit 99.2

Consolidated Statements of Operations

		For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars except for per share amounts)		June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Revenue
Premiums:
Gross		$3,488	$3,679	$7,169	$7,494
Less: Ceded		1,248	356	2,495	698
Net		2,240	3,323	4,674	6,796
Net investment income (loss):
Interest and other investment income		1,260	1,391	2,375	2,557
Change in fair value through profit or loss assets and liabilities (Note 7)		781	1,167	573	1,960
Net gains (losses) on available-for-sale assets		32	40	75	69
Net investment income (loss)		2,073	2,598	3,023	4,586
Fee income		844	744	1,663	1,477
Total revenue		5,157	6,665	9,360	12,859

Benefits and expenses
Gross claims and benefits paid (Note 9)		3,153	3,289	6,573	6,673
Increase (decrease) in insurance contract liabilities (Note 9)		1,014	2,002	837	2,871
Decrease (increase) in reinsurance assets (Note 9)		4	(49)	(53)	(119)
Increase (decrease) in investment contract liabilities (Note 9)		29	53	(2)	105
Reinsurance expenses (recoveries) (Note 13)		(1,132)	(251)	(2,279)	(508)
Commissions		385	403	799	824
Net transfers to (from) segregated funds (Note 12)		154	214	362	459
Operating expenses		878	821	1,760	1,661
Premium taxes		59	60	117	117
Interest expense		112	119	218	237
Total benefits and expenses		4,656	6,661	8,332	12,320

Income (loss) before income taxes		501	4	1,028	539
Less: Income taxes expense (benefit)		63	(100)	121	2

Total net income (loss)		438	104	907	537
Less: Net income (loss) attributable to participating policyholders		3	8	7	3
Less: Net income (loss) attributable to non-controlling interests		3	2	6	5

Shareholders’ net income (loss)		432	94	894	529
Less: Preferred shareholder dividends		24	22	48	43
Common shareholders’ net income (loss)		$408	$72	$846	$486

Average exchange rates:	U.S. dollars	0.97	1.03	0.98	1.03
	U.K. pounds	1.58	1.53	1.58	1.58

Earnings (loss) per share (Note 4)
Basic		$0.71	$0.13	$1.47	$0.86
Diluted		$0.68	$0.13	$1.41	$0.84

Weighted average shares outstanding in millions (Note 4)
Basic		578	567	576	566
Diluted		619	568	619	609

Dividends per common share		$0.36	$0.36	$0.72	$0.72

The attached notes form part of these Interim Consolidated Financial Statements.

24	Sun Life Financial Inc.	Second Quarter 2011	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Comprehensive Income (Loss)

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Total net income (loss)	$438	$104	$907	$537
Other comprehensive income (loss), net of taxes:
Change in unrealized foreign currency translation gains (losses):
Gross unrealized gains (losses) during the period	(98)	523	(348)	65
Unrealized gains (losses) in net investment hedges	15	(113)	54	(68)
Reclassification of foreign exchange losses (gains) (Note 7)	–	–	14	–
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses) during the period	74	78	83	207
Reclassifications to net income (loss)	(43)	(40)	(79)	(51)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses) during the period	(6)	(11)	(11)	(9)
Reclassifications to net income (loss)	–	4	(3)	1
Total other comprehensive income (loss)	(58)	441	(290)	145
Total comprehensive income (loss)	380	545	617	682
Less: Participating policyholders’ comprehensive income (loss)	3	10	5	4
Non-controlling interests in comprehensive income (loss)	3	2	6	5
Shareholders’ comprehensive income (loss)	$374	$533	$606	$673

Income Taxes Included in Other Comprehensive Income (Loss)

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Income tax benefit (expense):
Unrealized foreign currency translation gains / losses, including net investment hedges	(3)	10	(8)	13
Reclassification of foreign exchange losses / gains	–	–	(3)	–
Unrealized gains / losses on available-for-sale assets	(11)	(1)	(17)	(22)
Reclassifications to net income for available-for-sale assets	9	15	16	15
Unrealized gains / losses on cash flow hedging instruments	(2)	4	(9)	(3)
Reclassifications to net income for cash flow hedges	–	(1)	1	–
Total income taxes benefit (expense) included in other comprehensive income (loss)	$(7)	$27	$(20)	$3

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2011	25

Consolidated Balance Sheets

		As at
(unaudited, in millions of Canadian dollars)		June 30, 2011	December 31, 2010	January 1, 2010
Assets
Cash, cash equivalents and short-term securities (Note 7)		$9,165	$8,462	$11,934
Debt securities (Note 7)		57,928	58,613	53,915
Equity securities (Note 7)		4,512	5,231	4,969
Mortgages and loans		26,170	26,034	26,921
Derivative assets		1,496	1,648	1,455
Other invested assets (Note 7)		1,232	1,185	1,126
Policy loans		3,150	3,277	3,302
Investment properties		4,797	4,544	4,546
Invested assets		108,450	108,994	108,168
Other assets		2,877	2,884	2,916
Reinsurance assets (Note 9)		3,827	3,855	3,343
Deferred tax assets		939	980	1,312
Property and equipment		492	492	499
Intangible assets		875	896	926
Goodwill		4,158	4,200	4,590
Total general fund assets		121,618	122,301	121,754
Investments for account of segregated fund holders (Note 12)		89,116	87,946	80,548
Total assets		$210,734	$210,247	$202,302

Liabilities and equity
Liabilities
Insurance contract liabilities (Note 9)		$87,557	$88,056	$86,856
Investment contract liabilities (Note 9)		4,129	4,143	4,915
Derivative liabilities		694	718	1,294
Deferred tax liabilities		4	39	12
Other liabilities		6,316	6,738	6,693
Senior debentures		2,151	2,151	2,151
Innovative capital instruments		1,644	1,644	1,644
Subordinated debt		2,738	2,741	3,048
Total general fund liabilities		105,233	106,230	106,613
Insurance contracts for account of segregated fund holders (Note 12)		83,243	81,931	74,293
Investment contracts for account of segregated fund holders (Note 12)		5,873	6,015	6,255
Total liabilities		$194,349	$194,176	$187,161

Equity
Issued share capital and contributed surplus		$9,695	$9,517	$8,948
Retained earnings and accumulated other comprehensive income		6,673	6,530	6,169
Non-controlling interests		17	24	24
Total equity		$16,385	$16,071	$15,141
Total equity and liabilities		$210,734	$210,247	$202,302

Exchange rates at balance sheet date:	U.S. dollars	0.96	1.00	1.05
	U.K. pounds	1.55	1.55	1.70

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on August 3, 2011.

Donald A. Stewart	John H. Clappison
Chief Executive Officer	Director

26	Sun Life Financial Inc.	Second Quarter 2011	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Changes in Equity

	For the six months ended			For the six months ended
(unaudited, in millions of Canadian dollars)	Participating policyholders	Shareholders	June 30, 2011	Participating policyholders	Shareholders	June 30, 2010
Preferred shares
Balance, beginning of period	$–	$2,015	$2,015	$–	$1,741	$1,741
Issued	–	–	–	–	280	280
Issuance costs, net of taxes	–	–	–	–	(6)	(6)
Balance, end of period	–	2,015	2,015	–	2,015	2,015
Common shares
Balance, beginning of period	–	7,407	7,407	–	7,126	7,126
Stock options exercised	–	46	46	–	10	10
Shares issued under dividend reinvestment and share purchase plan (Note 6)	–	129	129	–	130	130
Balance, end of period	–	7,582	7,582	–	7,266	7,266
Contributed surplus
Balance, beginning of period	–	95	95	–	81	81
Share-based payments	–	9	9	–	10	10
Stock options exercised	–	(6)	(6)	–	(2)	(2)
Balance, end of period	–	98	98	–	89	89
Retained earnings
Balance, beginning of period	117	6,489	6,606	109	5,898	6,007
Net Income (loss)	7	894	901	3	529	532
Dividends on common shares	–	(417)	(417)	–	(406)	(406)
Dividends on preferred shares	–	(48)	(48)	–	(43)	(43)
Change due to transactions with non-controlling interests	–	(3)	(3)	–	(3)	(3)
Balance, end of period	124	6,915	7,039	112	5,975	6,087
Accumulated other comprehensive income (loss), net of taxes
Unrealized gains (losses) on available-for-sale assets	–	387	387	–	107	107
Unrealized cumulative translation differences, net of hedging activities	(2)	(505)	(507)	–	–	–
Unrealized gains (losses) on transfers to Investment properties	–	6	6	–	–	–
Unrealized gains (losses) on derivatives designated as cash flow hedges	–	38	38	–	55	55
Balance, beginning of period	(2)	(74)	(76)	–	162	162
Total other comprehensive income (loss) for the period	(2)	(288)	(290)	1	144	145
Balance, end of period	(4)	(362)	(366)	1	306	307
Non-controlling interests
Balance, beginning of period	–	24	24	–	24	24
Net income (loss)	–	6	6	–	5	5
Other changes in non-controlling interests	–	(13)	(13)	–	(11)	(11)
Balance, end of period	–	17	17	–	18	18
Total equity	$120	$16,265	$16,385	$113	$15,669	$15,782

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2011	27

Consolidated Statements of Cash Flows

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Cash flows provided by (used in) operating activities
Income (loss) before income taxes	$501	$4	$1,028	$539
Add interest expense related to financing activities	112	119	218	237
Operating items not affecting cash:
Increase (decrease) in contract liabilities	1,090	2,086	876	3,077
(Increase) decrease in reinsurance assets	23	(3)	(52)	(96)
Unrealized (gains) losses on investments	(640)	(781)	(644)	(1,734)
Other non cash items	(85)	(131)	(333)	(219)
Operating cash items:
Deferred acquisition costs	(12)	(11)	(23)	(21)
Realized (gains) losses on investments	(173)	(426)	(4)	(295)
Sales, maturities and repayments of investments	22,580	21,133	42,686	41,584
Purchases of investments	(21,475)	(21,212)	(41,199)	(43,050)
Change in policy loans	85	(16)	74	(19)
Income taxes paid	(76)	(51)	(104)	(1)
Other cash items	151	483	90	202
Net cash provided by (used in) operating activities	2,081	1,194	2,613	204
Cash flows provided by (used in) investing activities
Purchase of property and equipment	(4)	(1)	(12)	(6)
Transactions with associates and joint ventures and other investing activities	(5)	43	(29)	(33)
Net cash provided by (used in) investing activities	(9)	42	(41)	(39)
Cash flows provided by (used in) financing activities
Borrowed funds	(20)	9	(20)	(7)
Collateral on senior financing	(1)	–	3	–
Issuance of preferred shares	–	271	–	271
Issuance of common shares on exercise of stock options	3	2	40	8
Dividends paid on common and preferred shares	(169)	(157)	(328)	(313)
Interest expense paid	(141)	(172)	(200)	(233)
Net cash provided by (used in) financing activities	(328)	(47)	(505)	(274)
Changes due to fluctuations in exchange rates	(41)	206	(92)	113
Increase (decrease) in cash and cash equivalents	1,703	1,395	1,975	4
Net cash and cash equivalents, beginning of period	3,673	4,534	3,401	5,925
Net cash and cash equivalents, end of period	5,376	5,929	5,376	5,929
Short-term securities, end of period	3,667	3,691	3,667	3,691
Net cash, cash equivalents and short-term securities, end of period (Note 7)	$9,043	$9,620	$9,043	$9,620

The attached notes form part of these Interim Consolidated Financial Statements.

28	Sun Life Financial Inc.	Second Quarter 2011	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)

1.    Accounting Policies

1.A Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”) and Sun Life Global Investments Inc. and is domiciled in Canada. Both SLF Inc. and Sun Life Assurance are incorporated under the Insurance Companies Act of Canada, and are regulated by the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we” or “the Company”. We are an internationally diversified financial services organization providing savings, retirement and pension products, and life and health insurance to individuals and groups through our operations in Canada, the United States, the United Kingdom and Asia. We also operate mutual fund and investment management businesses, primarily in Canada, the United States and Asia.

Basis of Presentation

We prepare our Interim Consolidated Financial Statements using International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and the former International Accounting Standards Committee, which includes International Financial Reporting Standards, International Accounting Standards (“IAS”), and interpretations developed by the International Financial Reporting Interpretations Committee (“IFRIC”) and the former Standing Interpretations Committee (“SIC”). These various standards are collectively referred to as “IFRS”. Our Interim Consolidated Financial Statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies have been applied consistently within our Interim Consolidated Financial Statements and our opening Consolidated Balance Sheet Statement as at the transition date of January 1, 2010 (“the Transition Date”) prepared for the purposes of transition to IFRS, using the accounting policies we expect to adopt in our 2011 Annual Consolidated Financial Statements, which will be our first annual financial statements in accordance with IFRS. Note 2 includes the required disclosures with regards to our first time adoption of IFRS and the differences from our previous basis of accounting, Canadian generally accepted accounting principles (“GAAP”).

Our Interim Consolidated Financial Statements should be read in conjunction with our most recent Annual Consolidated Financial Statements and sections of Note 2 in our first quarter Interim Consolidated Financial Statements ended March 31, 2011, as they do not include all information and notes required by IFRS for Annual Consolidated Financial Statements.

Our Interim Consolidated Balance Sheets have been presented on a liquidity basis and each balance sheet line item includes both current and non-current balances, as applicable.

We have defined our reportable segments and the amounts disclosed for those segments based on our management structure and the manner in which our internal financial reporting is conducted. Transactions between segments are executed and priced on an arm’s length basis in a manner similar to transactions with third parties.

The significant accounting policies used in the preparation of our Interim Consolidated Financial Statements are summarized below and are applied consistently by us.

Critical Estimates, Judgments and Provisions

The preparation of our Interim Consolidated Financial Statements requires us to make estimates, judgments and provisions that affect the application of policies and reported amounts of assets, liabilities, revenue and expenses. Actual results will differ from those estimates. Areas of significant accounting estimates and judgments include the measurement and classification of insurance contract liabilities and investment contract liabilities, determination of fair value of financial instruments, impairment of financial instruments, goodwill and intangible assets, and provisions and liabilities for pension plans, contingencies and other post retirement benefits and taxes. We also use judgment when determining whether the substance of our relationship with a special purpose entity (“SPE”), subsidiary, joint venture or associate constitutes control and in the determination of functional currencies. Details on the estimates and judgments are further described in the relevant accounting policies in these Notes.

Other than insurance contract liabilities and investment contract liabilities, provisions are recognized for present legal or constructive obligations as a result of a past event, if it is probable that they will result in an outflow of economic resources and the amount can be reliably estimated. The amounts recognized for these provisions are the best estimates of the expenditures required to settle the present obligations or to transfer them to a third party at the balance sheet date, considering all the inherent risks and uncertainties, as well as the time value of money. These provisions are reviewed as relevant facts and circumstances change. The unwinding of the effect of discounting is recorded in our Interim Consolidated Statements of Operations as interest expense. Provisions included in insurance contract liabilities and investment contract liabilities are determined in accordance with Canadian accepted actuarial practice.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2011	29

Basis of Consolidation, Joint Ventures and Investments in Associates

Our Interim Consolidated Financial Statements include the results of operations and the financial position of entities controlled by SLF Inc. or its subsidiaries after intercompany balances and transactions have been eliminated. Control is defined as the power to govern the financial and operating policies of an entity, so as to obtain benefits from its activities. This is assessed from both a legal and economic perspective. Legal control exists when SLF Inc. or one of its subsidiaries owns directly or indirectly the majority of voting shares of another entity, with consideration given to potential voting rights that are currently exercisable or convertible. Economic control exists when SLF Inc. or one of its subsidiaries, either directly or indirectly, has the power to direct the financial and operating policies of an entity from which it derives benefits. Entities are fully consolidated from the date control is obtained by SLF Inc. or one of its subsidiaries, and deconsolidated on the date control ceases. Equity interests held by external parties are shown as non-controlling interests in our Interim Consolidated Financial Statements. Our Interim Consolidated Financial Statements include SLF Inc.’s subsidiaries, certain investment funds and SPEs.

The acquisition method is used to account for the acquisition of a subsidiary, with the difference between the acquisition cost of the subsidiary and the fair value of the subsidiary’s net identifiable assets acquired recorded as goodwill. The equity method is used to account for joint ventures and entities over which SLF Inc. or its subsidiaries are able to exercise significant influence.

Foreign Currency Translation

Translation of Transactions in Foreign Currencies

The individual financial statements of SLF Inc. and its subsidiaries are prepared in the currency in which they conduct their ordinary course of business, which is referred to as functional currency. Transactions occurring in currencies other than the functional currency of the subsidiary are translated to the functional currency using the spot exchange rates at the dates of the transactions.

At the balance sheet date, monetary assets and liabilities in foreign currencies are translated to the functional currency at the exchange rate at the balance sheet date. Non-monetary assets and liabilities in foreign currencies that are held at fair value are translated at the balance sheet date, while non-monetary assets and liabilities that are measured at historical cost are translated using the exchange rate at the date of the transaction.

The resulting exchange differences from the translation of monetary items and non-monetary items held at fair value, with changes in fair value recorded to income, are recognized in our Interim Consolidated Statements of Operations. For monetary assets classified as available-for-sale (“AFS”), translation differences calculated at amortized cost are recognized in our Interim Consolidated Statements of Operations and the translation differences on the gains and losses are recognized in other comprehensive income (“OCI”). The resulting exchange differences from the translation of non-monetary items classified as AFS are recognized in OCI.

Translations to the Presentation Currency

In preparing our Interim Consolidated Financial Statements, the financial statements of foreign operations are translated from their respective functional currencies to Canadian dollars, our presentation currency. Assets and liabilities are translated at the closing exchange rate at the balance sheet date, and income and expenses are translated using the average exchange rates. The accumulated gains or losses arising from translation of functional currencies to the presentation currency, net of the effect of any hedges, are included as a separate component of OCI within equity. Upon disposal of a foreign operation that includes loss of control, significant influence or joint control over a foreign operation, the cumulative exchange gain or loss related to that foreign operation is recognized in income.

Invested Assets

Financial Assets Excluding Derivative Financial Instruments

Financial assets include cash, cash equivalents and short-term securities, debt securities, equity securities, mortgages and loans, the financial assets included in other invested assets and policy loans. Financial assets are designated as financial assets at fair value through profit or loss (“FVTPL”) or AFS assets, or classified as loans and receivables at initial recognition. The following table summarizes the financial assets included in our Interim Consolidated Balance Sheets and the asset classifications applicable to these assets.

Interim Consolidated Balance Sheet line	Asset classification
Cash, cash equivalents and short-term securities	FVTPL
Debt securities	FVTPL and AFS
Equity securities	FVTPL and AFS
Mortgages and loans	Loans and receivables
Other invested assets	FVTPL and AFS
Policy loans	Loans and receivables

30	Sun Life Financial Inc.	Second Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Mortgages and loans include mortgage loans and debt securities not quoted in an active market. Other invested financial assets include investments in limited partnerships, segregated funds and mutual funds. Cash equivalents are highly liquid instruments with an original term to maturity of three months or less, while short-term securities have an original term to maturity exceeding three months but less than one year. Policy loans are fully secured by the policy values on which the loans are made. The accounting for each asset classification is described in the following sections.

i) Initial Recognition and Subsequent Measurement

Generally, debt securities, equity securities and other invested assets supporting our insurance contract liabilities or investment contract liabilities measured at fair value are designated as FVTPL, while debt securities, equity securities and other invested assets not supporting our insurance contract liabilities or supporting investment contract liabilities measured at amortized cost are designated as AFS. Mortgages and loans and policy loans are classified as loans and receivables. Financial assets are recognized in the Interim Consolidated Balance Sheets on their trade dates, which are the dates that we commit to purchase or sell the assets.

Financial Assets at Fair Value Through Profit or Loss

Financial assets at FVTPL include financial assets that are held for trading (“HFT”), as well as financial assets that have been designated as FVTPL at initial recognition. A financial asset is classified as HFT, if it is acquired principally for the purpose of selling or repurchasing in the near term. A financial asset can be designated as FVTPL, if it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases; or if a group of financial assets, financial liabilities or both, is managed and its performance is evaluated on a fair value basis. Cash equivalents and short-term securities have been classified as HFT. Debt securities, equity securities and other invested assets supporting insurance contract liabilities or investment contract liabilities measured at fair value have been designated as FVTPL. This designation has been made to eliminate or significantly reduce the measurement inconsistency that would arise due to the measurement of the insurance contract or investment contract liabilities, which are based on the carrying value of the assets supporting those liabilities.

Financial assets classified as FVTPL are recorded at fair value in our Interim Consolidated Balance Sheets and transaction costs are expensed immediately. Changes in fair value as well as realized gains and losses on sale are recorded in Change in fair value through profit or loss assets and liabilities in our Interim Consolidated Statements of Operations. Interest income earned and dividends received are recorded in Interest and other investment income in our Interim Consolidated Statements of Operations. Because the carrying value of insurance contract liabilities is determined by reference to the assets supporting those liabilities, changes in the insurance contract liabilities generally offset changes in the fair value of debt securities classified as FVPTL, except for changes that are due to impairment. The majority of equity securities and other invested assets classified as FVTPL are held to support products where investment returns are passed through to policyholders and therefore, changes in the fair value of those assets are significantly offset by changes in insurance contract liabilities.

Available-for-Sale Financial Assets

Financial assets classified as AFS are recorded at fair value in our Interim Consolidated Balance Sheets and transaction costs are capitalized on initial recognition. Transaction costs for debt securities are recognized in income using the effective interest method, while transaction costs for equity securities and other invested assets are recognized in income when the asset is derecognized. Changes in fair value are recorded to unrealized gains and losses in OCI. Changes in fair value of AFS debt securities resulting from fluctuations in foreign exchange rates are recorded in income, while changes in fair value of equity securities resulting from fluctuations in foreign exchange rates are recorded to unrealized gains or losses in OCI. Interest income earned and dividends received are recorded in Interest and other investment income in our Interim Consolidated Statements of Operations. Realized gains and losses on the sale of assets classified as AFS are reclassified from accumulated OCI to Net gains (losses) on available-for-sale assets in the Interim Consolidated Statements of Operations.

Loans and Receivables

Loans and receivables are carried at amortized cost using the effective interest method. Transaction costs for mortgages and loans are capitalized on initial recognition and are recognized in income using the effective interest method. Realized gains and losses on the sale of mortgages and loans and interest income earned, are recorded in Interest and other investment income in our Interim Consolidated Statements of Operations.

ii) Derecognition

A financial asset is derecognized, when the contractual rights to its cash flows expire, or we have transferred our economic rights to the asset and substantially all risks and rewards. In instances where substantially all risks and rewards have not been transferred or retained, the assets are derecognized if the asset is not controlled through rights to sell or pledge the asset.

iii) Impairment

All financial assets are assessed for impairment on a quarterly basis. Financial assets are impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that have an impact that can be reliably estimated, on the estimated future cash flows of the asset. Objective evidence of impairment for debt securities generally includes significant financial difficulty of the issuer, including actual or anticipated bankruptcy or defaults and delinquency in payments of interest or principal. All equity instruments in an unrealized loss position are reviewed quarterly to determine if objective evidence of impairment exists. Objective evidence of impairment for an investment in an equity instrument or other invested asset includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates that may indicate that the carrying amount will not be recovered, and a significant or prolonged decline in the fair value of an equity instrument or other invested asset below its cost. Objective evidence of impairment for mortgages and loans generally includes instances where there is no longer reasonable assurance over the timely collection of the full amount of principal and interest.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2011	31

Financial Assets at Fair Value Through Profit or Loss

Since financial assets classified as FVTPL are carried at fair value with changes in fair value recorded to income, any reduction in value of the assets due to impairment is already reflected in investment income. However, the impairment of expected future cash flows from assets classified as FVTPL generally impacts the change in insurance contract liabilities due to the impact of impairment on future cash flows.

Available-for-Sale Financial Assets

When there is objective evidence that a financial asset classified as AFS is impaired, the loss in accumulated OCI is reclassified to Net gains (losses) on available-for-sale assets in our Interim Consolidated Statements of Operations. Following impairment loss recognition, a debt security continues to be carried at fair value with changes in fair value recorded in OCI, and it is assessed quarterly for further impairment loss or reversal. Subsequent losses on an impaired equity security or other invested asset, including losses relating to foreign currency changes, in subsequent reporting periods are reclassified from OCI to income until the asset is derecognized. Once an impairment loss on a debt security classified as AFS is recorded to income, it is reversed through income only when the recovery in fair value is related objectively to an event occurring after the impairment was recognized. Impairment losses on an equity security or other invested asset classified as AFS are not reversed through income.

Loans and Receivables

Mortgages and loans are individually evaluated for impairment in establishing the allowance for credit losses. However, the full extent of impairment present in the portfolio of mortgages and loans cannot be identified solely by reference to individual loans. When the credit quality of groups of loans to borrowers operating in particular sectors has deteriorated, additional impairment that cannot be identified on a loan-by-loan basis is estimated collectively for the group on a sectoral basis.

Mortgages and loans are classified as impaired when there is no longer reasonable assurance of the timely collection of the full amount of principal and interest. When mortgages and loans are classified as impaired, allowances for credit losses are established to adjust the carrying value of these assets to their net recoverable amount. The allowance for credit losses is estimated using the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral. Interest income is recognized on impaired mortgages and loans using the effective interest rate method based on the estimated future cash flows used to measure the impairment loss.

Changes in allowances for losses, and write-offs of specific mortgages and loans net of recoveries, are charged against Interest and other investment income in our Interim Consolidated Statements of Operations. Once the conditions causing impairment improve and future payments are reasonably assured, allowances are reduced and the mortgages and loans are no longer classified as impaired.

If the conditions causing impairment do not improve and future payments remain unassured, we typically derecognize the asset through disposition or foreclosure. Uncollectible collateral-dependent loans are written off through the allowances for losses at the time of disposition or foreclosure.

Derivative Financial Instruments

All derivative financial instruments are recorded at fair value in our Interim Consolidated Balance Sheets. Derivatives with a positive fair value are recorded as Derivative assets while derivatives with a negative fair value are recorded as Derivative liabilities.

The accounting for the changes in fair value of a derivative instrument depends on whether or not it is designated as a hedging instrument for accounting purposes. Changes in fair value of derivatives that are not designated as hedging instruments for accounting purposes and embedded derivatives are recorded in Change in fair value through profit or loss assets and liabilities in our Interim Consolidated Statements of Operations. Income earned or paid on these derivatives is recorded in Interest and other investment income in our Interim Consolidated Statements of Operations. Hedge accounting is applied to certain derivatives to reduce income statement volatility. When certain qualification criteria are met, hedge accounting recognizes the offsetting effects of hedging instruments and hedged items in income or defers the effective portion of changes in fair value of hedging instruments in OCI until there is a recognition event, such as the occurrence of a forecasted transaction or the disposal of a net investment in a foreign subsidiary. All hedging relationships are documented at inception and hedge effectiveness is assessed on a quarterly basis.

Fair Value Hedges

Certain interest rate swaps and foreign currency forwards are designated as fair value hedges of the interest rate or foreign currency translation associated with AFS assets. Changes in fair value of the derivatives are recorded in Interest and other investment income in our Interim Consolidated Statements of Operations. The change in fair value of the AFS assets related to the hedged risk is reclassified from OCI to income. As a result, ineffectiveness, if any, is recognized in income to the extent that changes in fair value are not offset between the hedging instrument and hedged item. Interest income earned and paid on the AFS assets and swaps in the fair value hedging relationships are recorded in Interest and other investment income in the Interim Consolidated Statements of Operations.

Cash Flow Hedges

Certain equity forwards are designated as cash flow hedges of the anticipated payments of awards under certain stock-based compensation plans. Changes in fair value based on spot price changes are recorded to OCI, with the spot to forward differential and any ineffectiveness recognized in Interest and other investment income in the Interim Consolidated Statements of Operations. A portion of the amount included in OCI related to these forwards is reclassified to income as a component of operating expenses as the liability is accrued for the stock-based compensation awards over the vesting period.

32	Sun Life Financial Inc.	Second Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Net Investment Hedges

We use swaps to reduce foreign exchange fluctuations associated with certain net investments in funding of foreign subsidiaries. Changes in fair value of these swaps based on forward prices are recorded to foreign exchange gains and losses in OCI, offsetting the respective foreign currency translation gains or losses arising from the underlying net investments in foreign subsidiaries. All amounts recorded to or from OCI are net of related taxes. If the hedging relationship is terminated, amounts deferred in accumulated OCI continue to be deferred until there is a disposal or partial disposal of our net investment in the hedged foreign subsidiary. Interest earned and paid on the swaps is recorded in Interest and other investment income in the Interim Consolidated Statements of Operations.

Embedded Derivatives

An embedded derivative is a component of a host contract that modifies the cash flows of the host in a manner similar to a derivative, according to a specified interest rate, financial instrument price, foreign exchange rate underlying index or other variable. We are required to separate embedded derivatives from the host contract, if an embedded derivative has economic and risk characteristics that are not closely related to the host contract, meets the definition of a derivative, and the combined contract is not measured at fair value with changes recognized in income, and if an embedded derivative is separated from the host contract, it will be accounted for as a derivative. For further details on embedded derivatives in insurance contracts see the Insurance Contract Liabilities accounting policy in this Note.

Investment Properties

Investment properties are real estate held to earn rental income or held for capital appreciation. Properties held to earn rental income or for capital appreciation that have an insignificant portion that is owner-occupied, are classified as investment properties. Properties that do not meet these criteria are classified as property and equipment. Expenditures related to ongoing maintenance of properties incurred subsequent to acquisition are expensed. Investment properties are initially recognized at transaction price including transaction costs in our Interim Consolidated Balance Sheets. These properties are subsequently measured at fair value with changes in values recorded in Change in fair value through profit or loss assets and liabilities in our Interim Consolidated Statements of Operations. Fair value is supported by market evidence, as assessed by qualified appraisers. All assets are appraised annually and reviewed quarterly for material changes. External appraisals are obtained at least once every two years. In all cases, the valuation methodology used would be a recognized or accepted approach in accordance with the valuation standards of the Appraisal Institutes of Canada and/or the U.S.

Other Invested Assets – Non-Financial Assets

Other invested assets also include non-financial instruments such as investments in associates and joint ventures, which are accounted for using the equity method. Investments in associates and joint ventures are initially recorded at cost. Subsequent adjustments are made for our share of net income or loss and are recorded in Interest and other net investment income in our Interim Consolidated Statements of Operations and our share of OCI in our Interim Consolidated Statements of Comprehensive Income (Loss). Impairment losses on equity method investments are recognized when events or changes in circumstances indicate that they are impaired. When the carrying amount is greater than the recoverable amount, an impairment loss is recognized for this difference.

Other Assets

Other assets include receivables, deferred acquisition costs, investment income due and accrued and prepaid expenses.

Deferred acquisition costs arising from service contracts or from service components of investment contracts are amortized over the life of the contracts based on the future expected fees.

Reinsurance Assets

In the normal course of business, we use reinsurance to limit exposure to large losses. We have a retention policy which requires that such arrangements be placed with well-established, highly rated reinsurers. Reinsurance assets are measured consistently with the amounts associated with the underlying insurance contracts and in accordance with the terms of each reinsurance contract. Amounts due to or from reinsurers with respect to premiums received or paid claims are included in Other assets and Other liabilities in the Interim Consolidated Balance Sheets. Premiums for reinsurance ceded are presented as premiums ceded in the Interim Consolidated Statements of Operations. Reinsurance expenses (recoveries), as presented in our Interim Consolidated Statements of Operations, denote reinsurance expenses and expense recoveries resulting from reinsurance agreements.

Reinsurance assets are subject to impairment testing. If impaired, the carrying value is reduced accordingly, and an impairment loss is recognized in Reinsurance expenses (recoveries) in our Interim Consolidated Statements of Operations. Impairment occurs when objective evidence exists (as a result of an event) after the initial recognition of the reinsurance asset indicating that not all amounts due under the terms of the contract will be received, and this impairment can be reliably measured.

Reinsurance assumed is accounted for as an insurance, investment or service contract depending on the underlying nature of the agreement and if it meets the definition of an insurance, investment or service contract. For the accounting for these types of contracts, see the respective policy section in this Note.

Property and Equipment

Owner-occupied properties and all other items classified as property and equipment are carried at historical cost less accumulated depreciation and impairment.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2011	33

Borrowing costs incurred at the time of acquisition are capitalized as part of the cost of the property, while borrowing costs and repairs and maintenance incurred subsequent to the acquisition of the property are charged through operating expenses during the period in which they are incurred. Subsequent costs are included in the assets’ carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to us and the cost of the item can be measured reliably.

Depreciation of property and equipment, excluding land which is not depreciated, is calculated using a straight-line method and amortized to their residual values over their estimated useful lives as follows:

Owner-occupied properties	25 to 49 years
Furniture, computers, other office equipment and leasehold improvements	2 to 10 years

The assets’ residual values, useful lives and method of depreciation are reviewed regularly, at a minimum at the end of each fiscal year, and adjusted if appropriate. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is considered to be impaired and it is written down immediately to its recoverable amount. In the event of an improvement in the estimated recoverable amount, the related impairment may be reversed. Gains and losses on disposal of property and equipment are determined by reference to their carrying amount, and are recognized in the Interim Consolidated Statements of Operations.

Intangible Assets

Intangible assets consist of finite-life and indefinite-life intangible assets. Finite-life intangible assets are amortized on a straight-line basis over varying periods of up to 40 years, and are charged through operating expenses. The useful lives of finite-life intangible assets are reviewed annually, and the amortization is adjusted as necessary. Indefinite-life intangibles are not amortized, and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying values of the indefinite-life intangible assets to their recoverable amounts. If the carrying values of the indefinite-life intangibles exceed their recoverable amounts, these assets are considered impaired, and a charge for impairment is recognized in our Interim Consolidated Statements of Operations.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable tangible and intangible assets of the acquired businesses. It is carried at original cost less any impairment subsequently incurred. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a cash generating unit (“CGU”) falling below its carrying value. A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of cash inflows from other groups of assets. The goodwill balances are allocated to either individual or groups of CGUs that were expected to benefit from the synergies of the business combination. Goodwill impairment is quantified by comparing CGUs’ carrying values to their recoverable amount, which is the higher of fair value less cost to sell and value in use. Impairment losses are recognized immediately and may not be reversed in future periods.

Insurance Contract Liabilities

Insurance contracts are contracts under which we accept significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. The presence of significant insurance risk in individual contracts is assessed by reviewing books of contracts with homogeneous risk features.

As discussed in the Segregated Funds section of this Note, certain insurance contracts under which the policyholder bears the risks associated with the underlying investments are classified as Insurance contracts for account of segregated fund holders in our Interim Consolidated Balance Sheets.

Insurance contract liabilities, including policy benefits payable and provisions for policyholder dividends, are determined in accordance with Canadian accepted actuarial practice and any requirements of OSFI. As confirmed by guidance provided by the Canadian Institute of Actuaries (“CIA”), the current Canadian Asset Liability Method (“CALM”) of valuation of insurance contract liabilities satisfies the IFRS 4, Insurance contracts requirements for eligibility for use under IFRS. Under CALM, liabilities are set equal to the balance sheet value of the assets required to support them.

Some insurance contracts contain discretionary participation features (“DPF”), whereby the policyholder has the right to receive potentially significant additional benefits based on the actual investments and other experience on a block of similar contracts. IFRS allows the non-guaranteed, or participating, elements of such contracts to be classified as either a liability or as equity, depending on the nature of our obligation to the policyholder. The contracts issued by us contain constructive obligations to the policyholder with respect to the DPF of the contracts. We have therefore elected to classify these features as a liability, consistent with accounting treatment under the current CALM, and in accordance with guidance provided by the CIA.

Derivatives embedded in insurance contracts are treated as separate derivatives and measured at fair value with changes in fair value recognized in income, except when the embedded derivative itself meets the definition of an insurance contract under IFRS, or when the risks and characteristics are closely related to those of the host contracts or when the derivative is the policyholder’s option to surrender an insurance contract for a fixed amount or an amount based on a fixed amount and an interest rate. The derivatives that have not been separated are accounted for as insurance contract liabilities.

34	Sun Life Financial Inc.	Second Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Financial Liabilities

Investment Contract Liabilities

Contracts issued by us that do not transfer significant insurance risk, but do transfer financial risk from the policyholder to us, are financial liabilities and are accounted for as investment contracts. Service components of investment contracts are treated as service contracts. For further details on how service components of investment contracts are treated, see the Service Contracts accounting policy in this Note.

Liabilities for investment contracts without DPF are measured at FVTPL or amortized cost. Contracts recorded at FVTPL are measured at fair value at inception and each subsequent reporting period. Contracts recorded at amortized cost are initially recognized at fair value, less transaction costs directly attributable to the issue of the contract. These liabilities are derecognized when the obligation of the contract is discharged, cancelled or expired. At each subsequent period the contracts are measured at amortized cost using the effective interest method. Changes in fair value of investment contract liabilities recorded at FVTPL and amortization on contracts recorded at amortized cost are recorded as an Increase (decrease) in investment contract liabilities in our Interim Consolidated Statements of Operations. Deposits collected from and payments made to contract holders are recorded as an Increase and decrease in investment contract liabilities in our Interim Consolidated Balance Sheets.

As discussed in the Segregated Funds section of this Note, certain investment contracts under which the policyholder bears the risks associated with the underlying investments are classified as Investment contracts for account of segregated fund holders in the Interim Consolidated Balance Sheets.

Some investment contracts contain DPFs, whereby the policyholder has the right to receive potentially significant additional benefits based on the actual investments and other experience on a block of similar contracts. The accounting for these contracts is described in the Insurance Contract Liabilities section of this Note.

Other Liabilities

Other liabilities include accounts payable, bond purchase agreements, senior financing, provisions, and deferred income and are measured at amortized cost. Deferred income arises from investment contracts where funds are received in advance of services provided.

Senior Debentures, Innovative Capital Instruments and Subordinated Debt

Senior debentures, innovative capital instruments and subordinated debt are recorded at amortized cost using the effective interest method. Transaction costs are recorded as part of the liability and are recognized in income using the effective interest method. These liabilities are derecognized when the obligation of the contract is discharged, cancelled or expired.

Service Contracts

Contracts issued by us that do not transfer significant insurance risk and do not transfer financial risk from the policyholder to us are classified as service contracts. Service components of investment contracts are also accounted for as service contracts. Fee income earned from these contracts is described in the Premium and Fee Income recognition accounting policy section of this Note. Deferred acquisition costs are described under the Other Assets accounting policy section of this Note. Where the cost of meeting the obligations of the contract exceed the economic benefits expected to be received under it, a provision is set up in other liabilities.

Segregated Funds

Segregated funds are products for which we issue a contract where the benefit amount is directly linked to the fair value of the investments held in the particular segregated fund. Although the underlying assets are registered in our name and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risk and rewards of the fund’s investment performance. In addition, certain contracts include guarantees from us. We derive fee income from segregated funds, which is included in Fee income in our Interim Consolidated Statements of Operations. Policyholder transfers between general funds and segregated funds are included in Net transfers to (from) segregated funds in the Interim Consolidated Statements of Operations. Deposits to segregated funds are reported as increases in segregated funds liabilities and are not reported as revenues in our Interim Consolidated Statements of Operations.

Investments for Account of Segregated Fund Holders

Investments for account of segregated fund holders are recorded separately from the Total general fund assets in our Interim Consolidated Balance Sheets and are carried at fair value. Fair values are determined using quoted market values or, where quoted market values are not available, estimated fair values as determined by us.

Insurance Contracts for Account of Segregated Fund Holders

Insurance contracts for account of segregated fund holders are recorded separately from the Total general fund liabilities in our Interim Consolidated Balance Sheets. Insurance contracts under which the segregated fund holders bear the risks associated with the underlying investments are classified as insurance contracts for account of segregated fund holders. The liabilities reported as insurance contracts for account of segregated fund holders are measured at the aggregate of the policyholder account balances.

Other assets and liabilities associated with these insurance contracts, such as origination costs and the liabilities associated with guarantees provided by us, are included in general fund liabilities in Insurance contracts in the Interim Consolidated Balance Sheets.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2011	35

Investment Contracts for Account of Segregated Fund Holders

Investment contracts for account of segregated fund holders are recorded separately from the Total general fund liabilities in our Interim Consolidated Balance Sheets. Investment contracts under which the segregated fund holders bear the risks associated with the underlying investments are classified as investment contracts for account of segregated fund holders. The liabilities reported as investment contracts for account of segregated fund holders are measured at the aggregate of the policyholder account balances.

Other liabilities associated with these investment contracts, such as onerous contract provisions required for service components, are included with general fund liabilities in Investment contracts in the Interim Consolidated Balance Sheets.

Income Taxes

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Current and deferred income tax relating to items recognized directly in equity, is recognized in equity and not in our Interim Consolidated Statements of Operations. Interest and penalties payable to taxation authorities are recorded in Operating expenses in our Interim Consolidated Statements of Operations.

Deferred income tax assets and liabilities are calculated based on income tax rates and laws that are expected to apply when the liability is settled or the asset is realized, which are normally those enacted or considered substantively enacted at our Interim Consolidated Balance Sheets dates. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where we control the timing of the reversal of the temporary difference and it is apparent that the temporary difference will not reverse in the foreseeable future. No deferred income tax asset or liability is recognized in relation to temporary differences that arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, did not affect either the accounting profit or taxable profit or loss. Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities, the deferred income taxes relate to the same legal entity and the same taxation authority and we intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

In determining the impact of taxes, we are required to comply with Canadian accepted actuarial practice and IFRS. CALM requires that all projected cash flows associated with insurance contract liabilities, including income taxes, be included in the determination of insurance contract liabilities. The insurance contract liabilities are therefore determined including all policy-related income tax effects on a discounted basis, and then adjusted for any related deferred income tax assets and/or liabilities held in accordance with IFRS. The net result of this adjustment is to leave the discounting effect of the deferred income taxes associated with temporary differences on policy-related tax items in the insurance contract liabilities.

Pension Plans and Other Post-Retirement Benefits

For defined benefit plans the present value of the defined benefit obligation is calculated by independent actuaries using the projected unit credit method, and actuarial assumptions that represent best estimates of future variables that will affect the ultimate cost of these obligations. Plan assets are measured at fair value and are held in separate trustee administered funds. The difference between the fair value of the plan assets and the present value of the defined benefit obligation, adjusted for any historic unrecognized actuarial gains or losses and past service cost is recognised on the Consolidated Balance Sheets as an asset or liability.

Actuarial gains and losses are accounted for using the corridor method. Actuarial gains and losses are amortized to income over the average remaining service period of active employees expected to receive benefits under the plan, but only to the extent that such gains or losses exceed 10% of the greater of plan assets or the benefit obligation at the beginning of the year.

Dividends

Dividends payable to holders of shares of SLF Inc. are recognized in the period in which they are authorized or approved. Dividends that have been reinvested in additional common shares under the Dividend Reinvestment and Share Purchase Plan (“DRIP”) are also reflected as dividends within retained earnings. Where SLF Inc. has issued common shares from treasury under the DRIP, the additional shares have been reflected in common shares.

Premium and Fee Income Recognition

Gross premiums for all types of insurance contracts excluding segregated fund contracts are generally recognized as revenue when due.

Fee income includes fund management and other asset-based fees, commissions from intermediary activities, fees on service contracts and is recognized when services are rendered.

Share-Based Payments

Stock options of SLF Inc. granted to employees are accounted for as equity-settled share-based payment transactions. The total compensation expense for stock options is computed based on the fair value of the stock option at the date of grant and the estimated number of options expected to vest at the end of the vesting period. The expense is recognized over the vesting period as compensation expense in Operating expenses in the Interim Consolidated Statements of Operations, with an offset to contributed

36	Sun Life Financial Inc.	Second Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

surplus in our Interim Consolidated Statements of Changes in Equity. When options are exercised, new shares are issued, contributed surplus is reversed and the shares issued are credited to common shares in our Interim Consolidated Statements of Changes in Equity.

Other stock-based compensation plans based on the value of SLF Inc.’s shares are accounted for as cash-settled share-based payment transactions. The total liabilities for these plans are computed based on the estimated number of awards expected to vest at the end of the vesting period. The liabilities are recomputed at each reporting period and are measured at the fair value of the award at that reporting date. The liabilities are accrued and expensed on a straight-line basis over the vesting periods. The liabilities are paid in cash at the end of the vesting period.

Share-based payment awards issued by our subsidiary MFS, which are based on their own shares, are accounted for as cash-settled share-based payment awards. The vested and unvested awards, as well as the shares that have been issued under these plans, are recognized as liabilities because the subsidiary has a practice of purchasing the issued shares from employees after a specified holding period. The total liabilities for these plans are computed based on the estimated number of awards expected to vest at the end of the vesting period. The liabilities are accrued over the vesting period and are measured at fair value at each reporting period with the change in fair value recognized as compensation expense. The liabilities are paid in cash when the shares are purchased from the employees.

1.B Changes in Accounting Policies

Future Changes Expected to be Adopted in 2012

In October 2010, the IASB issued amendments to IFRS 7 Financial Instruments: Disclosures. The amendments are related to the disclosures regarding transfers of financial assets and will provide transparency in the reporting of these transactions, such as those that involve securitization of financial assets. The amended disclosure requirements will be applicable in 2012 and we are currently evaluating the impact of these amendments on our Consolidated Financial Statements.

In December 2010, the IASB issued amendments to IAS 12 Income Taxes regarding deferred tax and the recovery of underlying assets. The amendments provide an approach for measuring deferred tax liabilities and deferred tax assets when investment properties are measured at fair value. This amendment is effective on January 1, 2012. We are currently evaluating the impact that these amendments will have on our Consolidated Financial Statements.

Future Changes Expected to be Adopted in 2013

In the fist six months of 2011, the IASB issued the following standards and amendments to existing standards that are effective for annual periods beginning on or after January 1, 2013: IAS 28 Investments in Associates and Joint Ventures, IAS 27 Consolidated and Separate Financial Statements (2008), IAS 19 Employee Benefits, IAS 1 Presentation of Financial Statements, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities and IFRS 13 Fair Value Measurement. The IASB is expected to issue an exposure draft proposing to defer the effective date of IFRS 9, Financial Instruments to annual periods beginning on or after January 1, 2015. We are currently evaluating the impact that these standards and amendments will have on our Consolidated Financial Statements.

2.     IFRS 1 – First Time Adoption

The Canadian Accounting Standards Board (“AcSB”) requires that Canadian publicly accountable entities prepare their financial statements in accordance with IFRS for fiscal years beginning on or after January 1, 2011. As these financial statements represent our presentation of our results and financial position under IFRS, they were prepared in accordance with IFRS 1, First Time Adoption of International Financial Reporting Standards (“IFRS 1”). IFRS 1 requires retrospective application of all IFRS standards, with certain optional exemptions and mandatory exceptions, which are described further in this Note. The accounting policies described in Note 1 have been applied consistently to all periods presented in our Interim Consolidated Financial Statements with the exception of the optional exemptions elected and the mandatory exceptions required. At the Transition Date, an opening balance sheet was prepared under IFRS.

Our 2010 Annual Consolidated Financial Statements were previously prepared in accordance with Canadian GAAP.

This Note explains the impact of our transition to IFRS and should be read in conjunction with Note 2.B.iv Item 11, Note 2.C and Note 2.D of our first quarter Interim Consolidated Financial Statements ended March 31, 2011, as these sections have not been repeated.

2.A First Time Adoption Optional Exemptions and Mandatory Exceptions to Retrospective Application of IFRS

This section describes the standards for which IFRS was not applied retrospectively as available in IFRS 1.

2.B Reconciliations of Total Equity and Comprehensive Income from Canadian GAAP to IFRS

Quantitative and qualitative explanations are included in this section to explain the differences between Canadian GAAP and IFRS in total equity and comprehensive income.

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2.A First Time Adoption Optional Exemptions and Mandatory Exceptions to Retrospective Application of IFRS

As previously noted, IFRS 1 requires retrospective application of all IFRS standards with certain optional exemptions and mandatory exceptions. The optional exemptions elected and the mandatory exceptions to retrospective application of IFRS are described below and the quantification of these are discussed in Section B of this Note.

2.A.i Optional Exemptions

1. Cumulative Foreign Currency Translation Differences

Retrospective application of IFRS would require us to determine cumulative foreign currency translation differences in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, from the date a subsidiary or equity method investee was formed or acquired. IFRS 1 permits cumulative translation differences to be reset to zero at the Transition Date. We have elected to reset all cumulative foreign currency translation differences in accumulated OCI to zero with an offset to retained earnings as at the Transition Date.

2. Cumulative Unrecognized Actuarial Losses on Employee Benefits

IAS 19, Employee Benefits, requires retrospective application for the recognition of all cumulative actuarial gains and losses on pension plans and other post-retirement benefits. IFRS 1 provides the option to recognize all deferred cumulative unamortized actuarial gains and losses on defined benefit pension plans and other benefits plans under Canadian GAAP in opening equity at the Transition Date and provide disclosures on a prospective basis. We have taken this option, resulting in the cumulative amount of actuarial losses on our defined benefit pension plans and other benefits plans being recognized in retained earnings at the Transition Date.

3. Financial Instruments

IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) sets out the classification and designation requirements for financial instruments at the date of initial recognition, which is the date the entity becomes a party to the contractual provisions of the financial instrument. However, IFRS 1 allows for revised designation of financial instruments held at the Transition Date as AFS or FVTPL. The revised designations have been done primarily to reduce measurement inconsistencies or accounting mismatch.

4. Business Combinations

The retrospective application of IFRS 3R, (Revised) Business Combinations (January 2008) (“IFRS 3R”), would require the restatement of all business combinations that occurred prior to the Transition Date. IFRS 1 provides an option not to apply IFRS 3R retrospectively to acquisitions that occurred before the Transition Date and we have elected this optional exemption. Therefore, no adjustments were required to retained earnings or other balances as a result of the adoption of IFRS 3R. As we have elected not to apply IFRS 3R retrospectively, we will apply the accounting requirements in IAS 27, Consolidated and Separate Financial Statements (“IAS 27”), for transactions with non-controlling interests prospectively from the Transition Date.

5. Share-Based Payments

Under IFRS, a first-time adopter is encouraged but not required to apply IFRS 2, Share-based payment, to liabilities arising from share-based payment transactions that were settled before the Transition Date. We have taken this exemption and have not applied IFRS 2, Share-based payment to liabilities settled prior to the Transition Date.

6. Borrowing Costs

IAS 23, Borrowing Costs, requires that borrowing costs directly attributable to the acquisition, construction or production of an asset be capitalized using the weighted average of applicable borrowing costs. We have elected to apply this standard prospectively from the Transition Date.

2.A.ii Mandatory Exceptions

1. Hedging Relationships

Hedge accounting can only be applied from the Transition Date to hedging relationships that satisfy the hedge accounting criteria in IAS 39 at that date. As at the Transition Date, we reclassified amounts from accumulated OCI to retained earnings relating to hedging relationships under Canadian GAAP that are no longer designated as a hedging relationship under IFRS.

2. Estimates

Estimates made in accordance with IFRS at the Transition Date are consistent with estimates we previously made under Canadian GAAP.

38	Sun Life Financial Inc.	Second Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2.B Reconciliations of Total Equity and Comprehensive Income from Canadian GAAP to IFRS

2.B.i Reconciliation of Total Equity and Comprehensive Income

The following tables reconcile our total equity as previously reported under Canadian GAAP to the amounts reported under IFRS as at the Transition Date, June 30, 2010 and December 31, 2010. Certain adjustments did not impact our total equity but resulted in reclassifications between amounts in OCI, retained earnings and contributed surplus. A separate reconciliation is provided for the amounts reclassified between OCI, retained earnings and contributed surplus as at the Transition Date. Explanations for each of the adjustments to equity are included in section 2.B.iv that follows the reconciliations.

As at	Item	January 1, 2010	June 30, 2010	December 31, 2010
Total equity as reported under Canadian GAAP		$17,337	$18,058	$18,359
Adjustments to total equity under IFRS:
Reclassification of non-controlling interests	1	24	18	24
Consolidation:
Consolidation of special purpose entities	2	33	32	19
Reversal of dilution gains	3	–	(31)	(36)
Asset and contract remeasurements:
Property and equipment at cost less accumulated depreciation	4	(180)	(187)	(183)
Investment properties adjustment to fair value	5	71	26	2
Deferred net realized gains on real estate reversed	6	225	225	219
Limited partnerships and private equities to fair value	7	44	44	37
Private debt reclassification to loans and receivables	8	(613)	(566)	(532)
Investment contract liabilities remeasurement	9	(61)	(51)	(74)
Insurance contract liabilities remeasurement	10	369	369	368
IFRS exemptions and other:
Impairment of goodwill	11	(1,833)	(1,847)	(1,771)
Share-based payments	12	(129)	(167)	(241)
Cumulative unrecognized actuarial losses on employee benefits	13	(450)	(442)	(434)
Income taxes	14	304	301	314
Total adjustments to equity under IFRS		$(2,196)	$(2,276)	$(2,288)
Total equity as reported under IFRS		$15,141	$15,782	$16,071

2.B.ii Reclassifications between Components of Total Equity

The following table shows the reclassifications between OCI, retained earnings and capital and contributed surplus (includes preferred shares, common shares and contributed surplus). There were no adjustments to preferred shares or common shares.

As at January 1, 2010	Item	Capital and contributed surplus	Retained earnings	Accumulated OCI	Total
Equity reported under Canadian GAAP		$9,000	$10,882	$(2,545)	$17,337
Reclassifications between components of equity:
Reset cumulative foreign currency translation differences(1)	15	–	(2,637)	2,637	–
Derivatives and hedge accounting	16	–	(40)	40	–
Share-based payments	12	(52)	52	–	–
Total reclassifications between components of equity		$(52)	$(2,625)	$2,677	$–
Equity before IFRS adjustments		$8,948	$8,257	$132	$17,337

(1)	This adjustment is net of tax of $90.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2011	39

2.B.iii Reconciliation of Comprehensive Income

The following table reconciles total net income and total comprehensive income as reported under Canadian GAAP to the amounts reported under IFRS for the periods presented. In addition to the items included in the reconciliation that follows, certain amounts in our Interim Consolidated Statements of Operations have been presented differently under IFRS as compared to Canadian GAAP, without impacting total net income or total comprehensive income. Most of the income items that are presented differently under IFRS are due to their presentation under our IFRS Consolidated Balance Sheet.

	Item	For the three months ended June 30, 2010	For the six months ended June 30, 2010	For the year ended December 31, 2010
Total net income as reported under Canadian GAAP		$243	$669	$1,685
Reclassification of non-controlling interests	1	5	10	23
		$248	$679	$1,708

Adjustments to total net income (loss):
Consolidation:
Consolidation of special purpose entities	2	$–	$1	(8)
Reversal of dilution gains	3	(15)	(26)	(29)
Asset and contract remeasurements:
Property and equipment at cost less accumulated depreciation	4	(6)	(8)	(6)
Investment properties adjustment to fair value	5	(11)	(51)	(90)
Deferred net realized gains on real estate reversed	6	3	8	1
Limited partnerships and private equities to fair value	7	5	5	4
Private debt reclassification to loans and receivables	8	(90)	51	67
Investment contract liabilities remeasurement	9	(47)	7	(17)
Insurance contract liabilities remeasurement	10	89	(9)	10
Derivatives and hedge accounting	16	(68)	(65)	24
IFRS exemptions and other:
Share based payments	12	(24)	(56)	(132)
Cumulative unrecognized actuarial losses on employee benefits	13	1	2	6
Foreign currency translation differences	17	4	4	(38)
Income taxes	14	15	(5)	18
Total adjustments to total net income (loss)		$(144)	$(142)	$(190)
Total net income (loss) as reported under IFRS		$104	$537	$1,518
Total other comprehensive income (loss) as reported under
Canadian GAAP		$441	$93	$(330)
Adjustments to other comprehensive income (loss):
Foreign currency translation differences	17	(72)	(21)	100
Derivatives and hedge accounting	16	72	73	(6)
Limited partnerships and private equities to fair value	7	–	(6)	(10)
Private debt reclassification to loans and receivables	8	(4)	3	3
Consolidation of special purpose entities	2	1	1	1
Owner-occupied property transferred to investment properties	18	–	–	8
Assets redesignated from HFT to AFS	20	2	2	–
Income taxes	14	1	–	(4)
Total adjustments to other comprehensive income (loss)		$–	$52	$92
Total other comprehensive income (loss) as reported under IFRS		$441	$145	$(238)
Total comprehensive income as reported under Canadian GAAP		$689	$772	$1,378
Total comprehensive income as reported under IFRS		$545	$682	$1,280
Basic EPS – Canadian GAAP	19	$0.38	$1.10	$2.79
Basic EPS – IFRS	19	$0.13	$0.86	$2.48

Diluted EPS – Canadian GAAP	19	$0.37	$1.09	$2.76
Diluted EPS – IFRS	19	$0.13	$0.84	$2.39

40	Sun Life Financial Inc.	Second Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2.B.iv Analysis of Adjustments to Equity and Comprehensive Income due to the Adoption of IFRS

The following sections describe the adjustments to equity and comprehensive income shown in the preceding tables in further detail. Adjustments to equity in periods subsequent to the Transition Date may change due to fluctuations in the foreign exchange rates for each reporting period.

1. Reclassification of Non-Controlling Interests

Under Canadian GAAP, non-controlling interests were presented separately from total equity in our Consolidated Balance Sheets. In accordance with IAS 27, non-controlling interests are presented as part of equity, separate from the parent company shareholders’ equity, resulting in an adjustment to total equity on the Transition Date. As a result, income attributable to non-controlling interests is included in total net income under IFRS.

2. Consolidation of Special Purpose Entities

Under IFRS, we are required to consolidate SPEs where we have control, based on the substance of the relationship between the Company and the SPE which differs from the models used under Canadian GAAP.

As a result, we have consolidated the assets and liabilities of certain securitized structures that meet the definition of an SPE under our control, and have reversed the retained interest recorded at fair value under Canadian GAAP. Certain assets within these SPEs are measured at amortized cost resulting in a measurement difference and an adjustment to equity on the Transition Date. Subsequent to the Transition Date, the income earned and expenses paid by these consolidated entities compared to the income and market value changes on the retained interests that are eliminated result in a difference in total net income between IFRS and Canadian GAAP.

In addition, Sun Life Capital Trust vehicles used for the issuance of innovative capital instruments, Sun Life ExchangEable Capital Securities (“SLEECS”), which did not previously require consolidation under Canadian GAAP also meet these requirements and are consolidated under IFRS.

3. Reversal of Dilution Gains

Under IFRS, transactions with minority shareholders that do not result in a change in control are required to be recorded in equity. Under Canadian GAAP these transactions were recorded as step acquisitions or disposals resulting in the recording of goodwill or a gain or loss in income. This adjustment reflects the reversal of these balances to equity in the reporting periods in 2010.

4. Property and Equipment at Cost Less Accumulated Depreciation

Owner-occupied properties are classified as property and equipment under IAS 16, Property, Plant and Equipment, and accounted for at cost less accumulated depreciation and accumulated impairment loss. Under Canadian GAAP, owner-occupied properties were recorded as part of Real estate in the Consolidated Balance Sheets. IFRS 1 allows us to elect fair value as deemed cost on the Transition Date for property and equipment. We have not elected this option and property and equipment, including owner-occupied properties, have been measured at cost less accumulated depreciation on the Transition Date. The adjustment to opening equity on the Transition Date reflects the measurement change of being recorded at cost less accumulated depreciation under IFRS from the value using the moving average market method (“MAMM”) under Canadian GAAP. While both IFRS and Canadian GAAP total net income include rental income from third parties on these properties they differ as a result of the difference between the reversal for MAMM under Canadian GAAP and the recording of the depreciation expense to that recorded under IFRS.

5. Investment Properties Adjustment to Fair Value

Properties that meet the definition of investment properties under IAS 40, Investment Properties, have been reclassified from Real estate under Canadian GAAP, which were measured using MAMM, to Investment properties which are measured at fair value under IFRS. The adjustment to opening equity on the Transition Date related to investment properties reflects this measurement difference. For those investments backing insurance contract liabilities, an adjustment is recorded in insurance contract liabilities that offsets a significant portion of this asset measurement change. For further details, see Item 10 in this section of this Note which includes additional information regarding the impact on insurance contract liabilities. In periods subsequent to the Transition Date the difference between measurement methods results in a difference in total net income between Canadian GAAP and IFRS.

6. Deferred Net Realized Gains on Real Estate Reversed

Under Canadian GAAP, net realized gains on our real estate portfolio were deferred and amortized into income. On the Transition Date, these deferred net realized gains were recorded to retained earnings as IAS 40, Investment Properties, and IAS 16, Property, Plant and Equipment, require recognition of all gains and losses on these properties in income on realization. In periods subsequent to the Transition Date, adjustments are recognized in total net income for the difference between the amortization of the deferred gains recorded in income in Canadian GAAP and the gains realized on sales of properties that occurred subsequent to the Transition Date that were recognized in income immediately under IFRS. For further details, see Item 10 in this section of this Note which includes additional information regarding the impact on insurance contract liabilities.

7. Limited Partnerships and Private Equities to Fair Value

In accordance with IAS 39, investments held by us that are not quoted in an active market must be measured at fair value when fair value is reliably measureable, while Canadian GAAP required these be recorded at cost. The difference in the measurement of these assets has been recorded to opening equity. For those investments backing insurance contract liabilities, an adjustment was recorded in insurance contract liabilities that offsets a significant portion of the asset measurement change. For further details, see Item 10 in this section of this Note which includes additional information regarding the impact on insurance contract liabilities. The difference in measurement from cost to fair value at each reporting period is recorded in OCI, resulting in a difference from Canadian GAAP.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2011	41

8. Private Debt Reclassification to Loans and Receivables

In accordance with IAS 39, certain financial instruments that were previously classified as HFT or AFS measured at fair value do not meet the criteria for this classification under IFRS. Therefore, they are reclassified to loans and receivables, have been recorded in Mortgages and loans in the Interim Consolidated Balance Sheets and are measured at amortized cost. The difference in the measurement of these assets has been recorded to opening equity. For those investments supporting insurance contract liabilities, an adjustment is recorded in insurance contract liabilities that offsets a significant portion of this asset measurement change. For further details, see Item 10 in this section of this Note which includes additional information regarding the impact on insurance contract liabilities. There is also a difference in OCI for the reversal of fair value adjustments of assets previously classified as AFS assets under Canadian GAAP which are now measured at amortized cost. In reporting periods subsequent to the Transition Date, the difference between measurement methods results in a difference in total net income between Canadian GAAP and IFRS.

9. Investment Contract Liabilities Remeasurement

In accordance with IAS 39, investment contracts are measured at fair value or amortized cost. The adjustment to equity at the Transition Date reflects the difference between fair value or amortized cost of the investment contract and the amount previously reported as an actuarial liability under Canadian GAAP. Assets supporting these investment contract liabilities have been redesignated to ensure any accounting mismatch in measurement between assets and liabilities is minimized. The difference in measurement between Canadian GAAP and IFRS at each reporting period subsequent to the Transition Date is recorded in total net income.

10. Insurance Contract Liabilities Remeasurement

Under Canadian accepted actuarial practice, the value of insurance contract liabilities is determined by reference to the carrying value of the assets supporting those liabilities. As a result of the measurement differences recorded on assets supporting insurance contract liabilities, adjustments were recorded to equity to reflect the corresponding change in measurement to insurance contract liabilities as at the Transition Date. Therefore, for assets supporting insurance contract liabilities, the impact to equity from asset measurement differences under IFRS from Canadian GAAP is significantly offset by the associated adjustment to insurance contract liabilities.

Adjustments to insurance contract liabilities were made for asset remeasurements discussed in items 5, 6, 7 and 8 in this section of this Note.

11. Impairment of Goodwill

Impairment testing of goodwill is required to be performed at the CGU level under IFRS, which is a more granular level, compared to the reporting unit level under Canadian GAAP. Further details are included in Note 2.B.iv item 11 in our first quarter Interim Consolidated Financial Statements ended March 31, 2011.

12. Share-Based Payments

Share-based payment awards issued by our subsidiary MFS, which are based on their own shares, are accounted for as cash-settled share-based payment awards under IFRS 2, Share-based payment, rather than as equity-settled awards as under Canadian GAAP. The vested and unvested awards, as well as the shares that have been issued under these plans, are recognized as liabilities because the subsidiary has a practice of purchasing the issued shares from employees after a specified holding period. The liabilities are accrued over the vesting period and are measured at fair value at each reporting period with the change in fair value recognized as compensation expense. Under Canadian GAAP, the period over which the employees held the shares prior to MFS purchasing their shares was sufficient for the awards to be accounted for as equity-settled share-based payment awards. This resulted in recognition of compensation expense that was based on the fair value at the date of grant and non-controlling interests when shares were issued under the plans.

On the Transition Date, the difference between the liability recorded under IFRS and the amount that had been recognized as non-controlling interest under Canadian GAAP was recognized as an adjustment to opening equity. In addition, amounts accumulated in contributed surplus relating to the unvested portion of these awards under Canadian GAAP were reclassified to retained earnings on the Transition Date. IFRS also requires that forfeitures be estimated when recording compensation expense. Canadian GAAP allowed the effect of forfeitures to be recognized in the period when the forfeiture occurred. This difference also resulted in an adjustment that was recognized in opening retained earnings at the Transition Date.

In the periods subsequent to the Transition Date, adjustments were made to total net income due to the difference in the compensation expense recorded under IFRS and the amounts recorded under Canadian GAAP.

13. Cumulative Unrecognized Actuarial Losses on Employee Benefits

IFRS 1 provides the option to recognize all cumulative actuarial gains and losses on pension plans and other post-retirement benefits deferred under Canadian GAAP in opening retained earnings at the Transition Date. The cumulative amount of actuarial losses recorded in other assets on our defined benefit pension plans and other benefits plans has been recognized in retained earnings as at the Transition Date. The total net income in periods subsequent to the Transition Date has been adjusted under IFRS to reverse the amortization of these losses under Canadian GAAP.

14. Income Taxes

The adjustment to total equity at the Transition Date reflects the total tax recovery on all the adjustments from Canadian GAAP to IFRS other than those adjustments that are not considered a temporary difference. The adjustment to total net income in subsequent periods in 2010 is the deferred tax expense recorded under IFRS which reduces the tax recovery recorded at the Transition Date.

42	Sun Life Financial Inc.	Second Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

15. Reset Cumulative Foreign Currency Translation Differences

As described in Section A of this Note, IFRS 1 permits cumulative foreign currency translation differences to be reset to zero at the Transition Date. We have elected to reset all cumulative translation differences in accumulated OCI to zero with an offset to retained earnings as at the Transition Date.

16. Derivative and Hedge Accounting

As described in Section A of this Note, all hedging relationships that qualify for hedge accounting under IFRS have been documented on the Transition Date. As at the Transition Date, we reclassified amounts between accumulated OCI and retained earnings relating to hedging relationships under Canadian GAAP that did not qualify for hedge accounting under IFRS.

Subsequent to the Transition Date, total net income and OCI differ between Canadian GAAP and IFRS due to hedges that did not qualify for hedge accounting under IFRS as well as interest income or expense from derivatives designated as net investment hedges which is recorded directly to income under IFRS.

17. Foreign Currency Translation Differences

Foreign currency translation amounts recorded in our Interim Consolidated Financial Statements differ under IFRS when compared to Canadian GAAP as a result of the following accounting policy differences.

As a result of different carrying amounts between Canadian GAAP and IFRS, the foreign currency translation differences when translating foreign operations to our functional currency differs.

Under IFRS, cumulative foreign currency translation differences are recorded in income upon disposal of a foreign operation, which includes loss of control, significant influence or joint control over a foreign operation. Canadian GAAP recognized foreign currency translation differences in income when there is a reduction in our net investment in a self-sustaining foreign operation resulting from a capital transaction, dilution or sale of all or part of the foreign operation.

In 2010, we sold our life retrocession business, which constituted the disposition of a foreign operation under IFRS, as we no longer control this business, and therefore, recorded the related cumulative foreign currency translation differences of $33 in income. Under Canadian GAAP, we did not recognize foreign currency translation differences in income as there was no reduction of net investment or repatriation of capital as at December 31, 2010. As a result, we recognized an after-tax loss in income of $32 on this transaction under IFRS instead of the $1 after-tax gain recognized under Canadian GAAP.

In addition, IAS 21, The Effects of Changes in Foreign Exchange Rates, requires that foreign currency gains and losses on AFS debt securities held in a currency other than the subsidiary’s functional currency be recorded in our Interim Consolidated Statements of Operations.

18. Owner-Occupied Property Transferred to Investment Properties

In the fourth quarter of 2010, there was a change in the use of a property that resulted in an owner-occupied property measured at cost less accumulated depreciation being transferred to investment properties measured at fair value under IFRS. As a result, the increase in value was required to be recorded in the Consolidated Statements of Comprehensive Income (Loss). There is no distinction between owner-occupied and investment property under Canadian GAAP.

19. Diluted Earnings Per Share

The diluted earnings (loss) per share (“EPS”) under IFRS excludes the impact of stock-based compensation equity awards of a subsidiary that are accounted for as liabilities under IFRS. Adjustments made to common shareholders’ net income due to the potential reduction that would result from the vesting and exercise of these awards under Canadian GAAP did not impact the diluted EPS of SLF Inc. under IFRS. In addition, the potential conversion of certain instruments described further in Note 4, are included in the calculation of diluted EPS under IFRS. When these instruments are converted to preferred shares of Sun Life Assurance, we have the option to settle the preferred shares with cash or common shares of SLF Inc. Under IFRS, diluted EPS must be based on the presumption that these securities will be settled by the issuance of common shares while under Canadian GAAP these potential common shares could be excluded from the calculation of diluted EPS since our past experience or policy provided a reasonable basis that these securities would be settled in cash rather than shares.

20. Assets Redesignated from Held-for-Trading to Available-for-Sale

Certain assets that were previously designated as HFT under Canadian GAAP have been designated as AFS, as they support investment contracts measured at amortized cost under IFRS. The fair value adjustment previously recorded in income under Canadian GAAP is recorded in OCI under IFRS.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2011	43

3.    Dispositions

On December 31, 2010, we sold our life retrocession business to Berkshire Hathaway Life Co. of Nebraska. The impact of this sale on our fourth quarter 2010 income is described in Note 2.B.iv.17.

4.    Earnings (Loss) Per Share

Basic EPS is calculated by dividing the common shareholders’ net income by the weighted average number of common shares issued and outstanding. Diluted EPS is calculated by adjusting common shareholders’ net income and the weighted average number of shares for the effects of all dilutive potential common shares under the assumption that convertible instruments are converted and that outstanding options are exercised.

Details of the calculation of the net income (loss) and the weighted average number of shares used in the EPS computations are as follows:

	For the three months ended			For the six months ended
	June 30, 2011	June 30, 2010		June 30, 2011	June 30, 2010
Common shareholders’ net income (loss) for basic earnings per share	$408	$72		$846	$486
Add: Increase due to convertible instruments(1)	14	–	(3)	28	28
Common shareholders’ net income (loss) on a diluted basis	$422	$72		$874	$514
Weighted average number of shares outstanding for basic earnings per share (in millions)	578	567		576	566
Add: dilutive impact of stock options(2) (in millions)	1	1		2	2
Add: dilutive impact of convertible instruments(1) (in millions)	40	–	(3)	41	41
Weighted average number of shares outstanding on a diluted basis (in millions)	619	568		619	609
Basic earnings (loss) per share	$0.71	$0.13		$1.47	$0.86
Diluted earnings (loss) per share	$0.68	$0.13		$1.41	$0.84

(1)

Innovative capital instruments, SLEECS, have been issued through Sun Life Capital Trust. Holders of the SLEECS A ($950) and SLEECS B ($200) may exchange, at any time, all or part of their holdings of SLEECS A or SLEECS B at a price for each $1,000 principal amount of SLEECS to 40 non-cumulative perpetual preferred shares of Sun Life Assurance. Any non-cumulative perpetual preferred shares issued in respect of an exchange by the holders of SLEECS A or SLEECS B will become convertible, at the option of the holder, into a variable number of common shares of SLF Inc. on distribution dates on or after June 30, 2012 in respect of the SLEECS A and on distribution dates on or after December 31, 2032 in respect of the SLEECS B. For the purposes of diluted EPS, it is assumed that the conversion to SLF Inc. common shares has occurred. Common shareholders’ net income is increased by the after-tax interest on the SLEECS A and B, while the weighted average common shares are increased by the number of SLF Inc. common shares that would be issued at conversion.

(2)

Diluted EPS assumes the exercise of all dilutive stock options of SLF Inc. It is assumed that the proceeds from the exercise of the options were received from the issuance of common shares of SLF Inc. at the average market price of common shares during the period. The difference between the number of shares issued for the exercise of the dilutive options and the number of shares that would have been issued at the average market price of the common shares during the period is adjusted to the weighted average number of shares for purposes of calculating diluted EPS. The number of stock options that have not been included in the weighted average number of common shares used in the calculation of diluted EPS because these stock options were anti-dilutive for the periods presented, amounted to 9 million for the three months and six months ended June 30, 2011 (8 million for the three months and six months ended June 30, 2010).

(3)

For the three months ended June 30, 2010, the adjustment related to the potential dilutive impact of the convertible securities was excluded from the calculation of diluted EPS since their effect is anti-dilutive.

44	Sun Life Financial Inc.	Second Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5.    Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), MFS, Sun Life Financial Asia (“SLF Asia”) and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our U.K. business unit, our Corporate Support operations, which includes life retrocession and run-off reinsurance as well as investment income, expenses, capital and other items not allocated to our other business groups.

Revenues from our reportable segments are derived principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital.

Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties. These transactions consist primarily of internal financing agreements. They are measured at fair values prevailing when the arrangements are negotiated. Inter-segment revenue for the three months and six months ended June 30, 2011 consists of net interest of $27 and $55 ($31 and $62, respectively, in 2010), and fee income of $20 and $39 ($16 and $32, respectively, in 2010).

Results by segment for the three months ended	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
June 30, 2011
Gross premiums:
Annuities	$386	$374	$–	$–	$55	$–	$815
Life insurance	802	475	–	159	31	–	1,467
Health insurance	834	366	–	4	2	–	1,206
Total gross premiums	2,022	1,215	–	163	88	–	3,488
Less: Ceded premiums	1,131	92	–	19	6	–	1,248
Net investment income (loss)	1,023	677	5	173	222	(27)	2,073
Fee income	202	189	396	31	46	(20)	844
Total revenue	$2,116	$1,989	$401	$348	$350	$(47)	$5,157
Increase (decrease) in insurance contract liabilities	$655	$184	$–	$137	$38	$–	$1,014
Increase (decrease) in investment contract liabilities	$8	$15	$–	$6	$–	$–	$29
Interest expenses	$43	$61	$–	$–	$38	$(30)	$112
Income taxes expense (benefit)	$23	$27	$38	$7	$(32)	$–	$63
Common shareholders’ net income (loss)	$231	$110	$40	$30	$(3)	$–	$408
June 30, 2010
Gross premiums:
Annuities	$288	$414	$–	$–	$72	$–	$774
Life insurance	803	598	–	166	156	–	1,723
Health insurance	805	370	–	4	3	–	1,182
Total gross premiums	1,896	1,382	–	170	231	–	3,679
Less: Ceded premiums	243	97	–	5	11	–	356
Net investment income (loss)	737	1,319	1	170	402	(31)	2,598
Fee income	188	159	347	27	39	(16)	744
Total revenue	$2,578	$2,763	$348	$362	$661	$(47)	$6,665
Increase (decrease) in insurance contract liabilities	$525	$1,048	$–	$152	$277	$–	$2,002
Increase (decrease) in investment contract liabilities	$8	$22	$–	$30	$(7)	$–	$53
Interest expenses	$43	$75	$–	$–	$34	$(33)	$119
Income taxes expense (benefit)	$14	$(64)	$25	$7	$(82)	$–	$(100)
Common shareholders’ net income (loss)	$60	$(127)	$35	$24	$80	$–	$72

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2011	45

Results by segment for the six months ended	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
June 30, 2011
Gross premiums:
Annuities	$702	$762	$–	$–	$109	$–	$1,573
Life insurance	1,601	1,163	–	314	64	–	3,142
Health insurance	1,693	750	–	6	5	–	2,454
Total gross premiums	3,996	2,675	–	320	178	–	7,169
Less: Ceded premiums	2,280	179	–	24	12	–	2,495
Net Investment income (loss)	1,576	1,031	5	247	219	(55)	3,023
Fee income	411	370	784	59	78	(39)	1,663
Total revenue	$3,703	$3,897	$789	$602	$463	$(94)	$9,360
Increase (decrease) in insurance contract liabilities	$749	$5	$–	$165	$(82)	$–	$837
Increase (decrease) in investment contract liabilities	$17	$26	$–	$(41)	$(4)	$–	$(2)
Interest expenses	$86	$114	$–	$–	$78	$(60)	$218
Income taxes expense (benefit)	$51	$72	$69	$15	$(86)	$–	$121
Common shareholders’ net income (loss)	$472	$290	$77	$74	$(67)	$–	$846
June 30, 2010
Gross premiums:
Annuities	$624	$869	$–	$–	$118	$–	$1,611
Life insurance	1,576	1,278	–	357	329	–	3,540
Health insurance	1,585	747	–	5	6	–	2,343
Total gross premiums	3,785	2,894	–	362	453	–	7,494
Less: Ceded premiums	483	178	–	10	27	–	698
Net investment income (loss)	1,648	1,992	2	320	686	(62)	4,586
Fee income	380	309	692	51	77	(32)	1,477
Total revenue	$5,330	$5,017	$694	$723	$1,189	$ (94)	$12,859
Increase (decrease) in insurance contract liabilities	$953	$1,280	$–	$298	$340	$–	$2,871
Increase (decrease) in investment contract liabilities	$14	$23	$–	$74	$(6)	$–	$105
Interest expenses	$83	$149	$–	$–	$71	$(66)	$237
Income taxes expense (benefit)	$72	$(49)	$49	$14	$(84)	$–	$2
Common shareholders’ net income (loss)	$293	$(6)	$63	$28	$108	$–	$486

46	Sun Life Financial Inc.	Second Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Assets and liabilities by segment as at	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
June 30, 2011
Total general fund assets	$60,335	$42,093	$972	$7,200	$11,259	$(241)	$121,618
Investments for account of segregated fund holders	$48,177	$29,196	$–	$1,176	$10,567	$–	$89,116
Total general fund liabilities	$53,581	$36,894	$738	$5,525	$8,736	$(241)	$105,233
Insurance contracts for account of segregated fund holders	$48,177	$29,196	$–	$589	$5,281	$–	$83,243
Investment contracts for account of segregated fund holders	$–	$–	$–	$587	$5,286	$–	$5,873
December 31, 2010
Total general fund assets	$59,922	$41,791	$997	$7,164	$12,661	$(234)	$122,301
Investments for account of segregated fund holders	$47,171	$28,830	$–	$1,181	$10,764	$–	$87,946
Total general fund liabilities	$53,465	$36,477	$735	$5,538	$10,249	$(234)	$106,230
Insurance contracts for account of segregated fund holders	$47,171	$28,830	$–	$576	$5,354	$–	$81,931
Investment contracts for account of segregated fund holders	$–	$–	$–	$605	$5,410	$–	$6,015
January 1, 2010
Total general fund assets	$55,928	$43,502	$840	$6,447	$16,342	$(1,305)	$121,754
Investments for account of segregated fund holders	$41,426	$26,848	$–	$1,034	$11,240	$–	$80,548
Total general fund liabilities	$50,106	$39,792	$501	$4,912	$12,607	$(1,305)	$106,613
Insurance contracts for account of segregated fund holders	$41,426	$26,848	$–	$482	$5,537	$–	$74,293
Investment contracts for account of segregated fund holders	$–	$–	$–	$552	$5,703	$–	$6,255

6.    Capital Management

6.A Capital and Capital Transactions

Our capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital efficient structure and desired capital ratios. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our subsidiaries in a manner commensurate with their individual risk profiles. Further details on our capital and how it is managed are included in Note 10 of our 2010 Annual Consolidated Financial Statements.

Sun Life Assurance’s Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio as at June 30, 2011, was above the minimum levels that would require any regulatory or corrective action. The risk-based capital of Sun Life Assurance Company of Canada (U.S.), our principal operating subsidiary in the United States, was above the minimum level as at June 30, 2011. In addition, other foreign subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at June 30, 2011.

Sun Life Assurance is subject to the MCCSR capital rules of OSFI. Under OSFI’s IFRS transition guidance, companies can elect to phase in the impact of the conversion to IFRS on adjusted Tier 1 available capital over eight quarters ending in the fourth quarter of 2012. Sun Life Assurance has made this election and will be phasing in a reduction of approximately $300 to its adjusted Tier 1 capital over this period, largely related to the recognition of deferred actuarial losses on defined benefit pension plans.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities.

6.B Dividend Reinvestment and Share Purchase Plan

In the first two quarters of 2011, under the DRIP, SLF Inc. issued approximately 4.5 million common shares from treasury at a discount of 2% to the average market price, as determined in accordance with the DRIP, for dividend reinvestments and issued an insignificant number of common shares from treasury at no discount for optional cash purchases.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2011	47

7.    Financial Investments and Related Net Investment Income

7.A Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Interim Consolidated Balance Sheets and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	June 30, 2011	December 31, 2010	January 1, 2010
Cash	$998	$880	$1,291
Cash equivalents	4,500	2,729	4,673
Short-term securities	3,667	4,853	5,970
Cash, cash equivalents and short-term securities	9,165	8,462	11,934
Less: Bank overdraft, recorded in Other liabilities	122	208	39
Net cash, cash equivalents and short-term securities	$9,043	$8,254	$11,895

7.B Asset Classifications

The carrying value of our debt securities, equity securities and other invested assets presented in our Interim Consolidated Balance Sheets consist of the following:

As at	Fair value through profit or loss	Available-for- sale	Other(1)	Total
June 30, 2011
Debt securities	$46,538	$11,390	$–	$57,928
Equity securities	$3,730	$782	$–	$4,512
Other invested assets	$782	$157	$293	$1,232

December 31, 2010
Debt securities	$47,982	$10,631	$–	$58,613
Equity securities	$4,449	$782	$–	$5,231
Other invested assets	$749	$161	$275	$1,185

January 1, 2010
Debt securities	$44,384	$9,531	$–	$53,915
Equity securities	$4,359	$610	$–	$4,969
Other invested assets	$726	$181	$219	$1,126

(1)	Other consists of investments accounted for using the equity method of accounting.

7.C Change in Fair Value Through Profit or Loss Assets and Liabilities

Change in fair value through profit or loss assets and liabilities recorded in our Interim Consolidated Statements of Operations consist of the following:

	For the three months ended		For the six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Debt securities	$644	$1,219	$245	$1,852
Equity securities	(136)	(248)	15	(90)
Other invested assets	5	(8)	11	5
Investment properties	10	(3)	237	(26)
Cash, cash equivalents and short-term securities	–	1	2	–
Derivative investments	258	207	63	226
Other liabilities	–	(1)	–	(7)
Total change in fair value through profit or loss assets and liabilities	$781	$1,167	$573	$1,960

48	Sun Life Financial Inc.	Second Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7.D Impairment of Available-for-Sale or Fair Value Through Profit or Loss Assets

7.D.i Impairment of Available-for-Sale Assets

We did not record any significant write downs of AFS assets recorded at fair value during the three and six months ended June 30, 2011 ($3 and $24 during the three and six months, respectively, ended June 30, 2010).

7.D.ii Impairment of Fair Value Through Profit or Loss Assets

We generally maintain distinct asset portfolios for each line of business. Changes in the fair values of these assets are largely offset by changes in the fair value of insurance contract liabilities, when there is an effective matching of assets and liabilities. When assets are designated or classified as FVTPL, the change in fair value arising from impairment is not required to be separately disclosed under IFRS. The reduction in fair values of FVTPL assets attributable to impairment results in an increase in Insurance contract liabilities charged through our Interim Consolidated Statements of Operations for the period.

7.E Derivative Financial Instruments and Hedging Activities

In the first quarter of 2011, we terminated a net investment hedging relationship. As a result, we have reclassified foreign exchange losses of $14 previously accumulated in OCI to Interest and other investment income in our Interim Consolidated Statements of Operations. The termination of this hedging relationship reduces the December 31, 2010 notional amount of derivative financial instruments designated as net investment hedges by $1,317.

8.    Financial Instrument Risk Management

Our risk management policies and procedures for managing risks related to financial instruments can be found in Note 6 of the 2010 Annual Consolidated Financial Statements.

Our financial instrument risk management policies and procedures are described in our Management Discussion and Analysis (“MD&A”). The shaded text and tables in the Risk Management section of the MD&A represents our disclosures on market risks in accordance with IFRS 7 Financial Instruments: Disclosures, and include discussions on how we measure our risk and our objectives, policies and methodologies for managing these risks. Therefore, the shaded text and tables represent an integral part of these Interim Consolidated Financial Statements.

9.    Insurance Contract Liabilities and Investment Contract Liabilities

9.A Insurance Contract Liabilities

9.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets for the period are as follows:

	For the three months ended June 30, 2011			For the six months ended June 30, 2011
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances, beginning of period	$81,693	$3,650	$78,043	$82,729	$3,652	$79,077
Change in balances on in-force policies	494	(44)	538	(414)	(52)	(362)
Balances arising from new policies	538	40	498	1,247	68	1,179
Method and assumption changes	(18)	–	(18)	4	37	(33)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	1,014	(4)	1,018	837	53	784
Balances before the following:	82,707	3,646	79,061	83,566	3,705	79,861
Other(1)	(117)	–	(117)	(117)	–	(117)
Foreign exchange rate movements	(246)	(15)	(231)	(1,105)	(74)	(1,031)
Balances before Other policy liabilities and assets	82,344	3,631	78,713	82,344	3,631	78,713
Other policy liabilities and assets	5,213	196	5,017	5,213	196	5,017
Total Insurance contract liabilities and Reinsurance assets	$87,557	$3,827	$83,730	$87,557	$3,827	$83,730

(1)	Reduction in liabilities due to Policy loan adjustment.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2011	49

	For the three months ended June 30, 2010			For the six months ended June 30, 2010
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances, beginning of period	$80,354	$3,125	$77,229	$81,232	$3,133	$78,099
Change in balances on in-force policies	1,464	(24)	1,488	1,616	(1)	1,617
Balances arising from new policies	560	66	494	1,299	115	1,184
Method and assumption changes	(22)	7	(29)	(44)	5	(49)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	2,002	49	1,953	2,871	119	2,752
Balances before the following:	82,356	3,174	79,182	84,103	3,252	80,851
Foreign exchange rate movements	1,751	71	1,680	4	(7)	11
Balances before Other policy liabilities and assets	84,107	3,245	80,862	84,107	3,245	80,862
Other policy liabilities and assets	5,620	188	5,432	5,620	188	5,432
Total Insurance contract liabilities and Reinsurance assets	$89,727	$3,433	$86,294	$89,727	$3,433	$86,294

9.A.ii Gross Claims and Benefits Paid

Gross claims and benefits paid in the period consist of the following:

	For the three months ended		For the six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Maturities and surrenders	$957	$1,045	$2,116	$2,126
Annuity payments	310	306	645	616
Death and disability benefits	768	850	1,587	1,720
Health benefits	891	833	1,729	1,666
Policyholder dividends and interest on claims and deposits	227	255	496	545
Total Gross claims and benefits paid	$3,153	$3,289	$6,573	$6,673

9.B Investment Contract Liabilities

9.B.i Changes in Investment Contract Liabilities

Changes in investment contract liabilities without DPF are as follows:

	For the three months ended June 30, 2011		For the six months ended June 30, 2011
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balance, beginning of period	$2,150	$1,468	$2,207	$1,396
Deposits	–	63	–	191
Interest	7	10	15	20
Withdrawals	(3)	(45)	(14)	(111)
Fees	–	(1)	–	(1)
Change in fair value	7	–	5	–
Other	(1)	5	–	8
Foreign exchange rate movements	(14)	–	(67)	(3)
Balance, end of period	$2,146	$1,500	$2,146	$1,500

50	Sun Life Financial Inc.	Second Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	For the three months ended June 30, 2010		For the six months ended June 30, 2010
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balance, beginning of period	$3,109	$1,219	$3,224	$1,149
Deposits	9	123	9	234
Interest	8	12	16	19
Withdrawals	(13)	(56)	(14)	(104)
Fees	–	(2)	–	(2)
Change in fair value	4	–	(3)	–
Other	(1)	3	(1)	6
Foreign exchange rate movements	152	5	37	2
Balance, end of period	$3,268	$1,304	$3,268	$1,304

Changes in investment contract liabilities with DPF are as follows:

	For the three months ended		For the six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Balance, beginning of period	$482	$558	$540	$542
Change in liabilities on in-force	4	7	(47)	16
Liabilities arising from new policies	1	22	5	57
Increase (decrease) in liabilities	5	29	(42)	73
Liabilities before the following:	487	587	498	615
Foreign exchange rate movements	(4)	25	(15)	(3)
Balance, end of period	$483	$612	$483	$612

10.    Income Taxes

For the three months ended June 30, 2011, we reported income tax expense of $63 on income before taxes of $501, resulting in an effective tax rate of 12.6%. For the six months ended June 30, 2011, we had income tax expense of $121 on income before taxes of $1,028 resulting in an effective tax rate of 11.8%. Our effective tax rate is generally below the statutory income tax rate of 28% (30.5% in 2010) due to tax benefits arising in the jurisdictions in which we operate. These benefits include the benefit of higher or lower tax rates applied to income in foreign jurisdictions, a range of tax exempt investment income sources and other items.

Our income tax expense for the three months ended June 30, 2011 includes a tax benefit of $54 relating to lower taxes on investment income ($106 for the six months ended June 30, 2011). We also recorded a tax benefit of $5 relating to higher or lower effective tax rates applied to income subject to taxation in foreign jurisdictions ($49 for the six months ended June 30, 2011). Other tax impacts for the three months ended June 30, 2011 which included benefits arising on finalization of prior years’ income tax returns and recognition of previously unrecognized losses, amounted to a net tax benefit of $18 ($12 for the six months ended June 30, 2011).

For the three months ended June 30, 2010, we reported an income tax recovery of $100 (income tax expense of $2 for the six months ended June 30, 2010) on income before taxes of $4 ($539 for the six months ended June 30, 2010), resulting in a negative effective tax rate for the quarter (effective tax rate of 0.4% for the six months ended June 30, 2010). In addition to tax benefits relating to higher or lower effective tax rates applied to income subject to taxation in foreign jurisdictions, and other net benefits, our income tax recovery for the three months ended June 30, 2010 included a net tax benefit of $53 associated with the favorable resolution of tax litigation in the U.K.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2011	51

11.    Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

On November 15, 2007, SLF Inc. provided subordinated guarantees of certain subordinated debentures and preferred shares issued by Sun Life Assurance. As a result of providing these guarantees, Sun Life Assurance is entitled to rely on an order dated November 14, 2007 exempting it from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated), as required under the order:

Results for the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other Subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
June 30, 2011
Total revenue	$131	$3,982	$1,413	$(369)	$5,157
Shareholders’ net income (loss)	$433	$333	$38	$(372)	$432

June 30, 2010
Total revenue	$114	$5,204	$1,798	$(451)	$6,665
Shareholders’ net income (loss)	$87	$171	$(122)	$(42)	$94

Results for the six months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other Subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
June 30, 2011
Total revenue	$264	$7,131	$2,610	$(645)	$9,360
Shareholders’ net income (loss)	$894	$669	$102	$(771)	$894

June 30, 2010
Total revenue	$199	$10,171	$3,176	$(687)	$12,859
Shareholders’ net income (loss)	$522	$488	$(34)	$(447)	$529

As at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other Subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
June 30, 2011
Invested assets	$17,430	$86,144	$21,212	$(16,336)	$108,450
Total other assets	$8,710	$74,982	$46,676	$(28,084)	$102,284
Insurance contract liabilities	$–	$78,392	$12,247	$(3,082)	$87,557
Investment contract liabilities	$–	$1,999	$2,142	$(12)	$4,129
Total other liabilities	$9,906	$70,274	$50,289	$(27,806)	$102,663

December 31, 2010
Invested assets	$17,600	$85,816	$22,246	$(16,668)	$108,994
Total other assets	$8,219	$74,504	$44,775	$(26,245)	$101,253
Insurance contract liabilities	$–	$78,083	$13,189	$(3,216)	$88,056
Investment contract liabilities	$–	$1,935	$2,221	$(13)	$4,143
Total other liabilities	$9,903	$69,990	$47,940	$(25,856)	$101,977

January 1, 2010
Invested assets	$19,095	$83,020	$24,242	$(18,189)	$108,168
Total other assets	$4,317	$69,890	$37,718	$(17,791)	$94,134
Insurance contract liabilities	$–	$75,250	$14,472	$(2,866)	$86,856
Investment contract liabilities	$–	$1,649	$3,291	$(25)	$4,915
Total other liabilities	$8,413	$66,374	$38,647	$(18,044)	$95,390

52	Sun Life Financial Inc.	Second Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12.    Segregated Fund Disclosures

12.A Investments for Account of Segregated Fund Holders

The carrying value of investments for account of segregated fund holders consists of:

As at	June 30, 2011	December 31, 2010	January 1, 2010
Segregated and mutual fund units	$73,396	$71,959	$64,214
Equity securities	6,954	7,454	7,420
Debt securities	7,815	7,603	7,526
Cash, cash equivalents and short-term securities	2,848	2,501	1,642
Investment properties	309	298	319
Mortgages	27	29	34
Other assets	2,512	5,037	1,972
Total	$93,861	$94,881	$83,127
Less: Liabilities arising from investing activities	$4,745	$6,935	$2,579
Total investments for account of segregated fund holders	$89,116	$87,946	$80,548

12.B Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contract and investment contract liabilities for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Balance, beginning of the period:	$83,556	$75,079	$5,957	$6,050
Additions to segregated funds
Deposits	2,334	2,327	72	89
Net transfers (to) from general funds	154	214	–	–
Net realized and unrealized gains (losses)	(588)	(3,665)	(31)	(366)
Other investment income	355	425	15	1
Total	$2,255	$(699)	$56	$(276)
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	$1,996	$1,829	$128	$139
Management fees	314	243	(22)	12
Taxes and other expenses	39	57	–	(4)
Foreign exchange rate movements	219	(1,459)	34	(186)
Total	$2,568	$670	$140	$(39)
Net additions (reductions)	$(313)	$(1,369)	$(84)	$(237)
Balance, end of period	$83,243	$73,710	$5,873	$5,813

	Insurance contracts		Investment contracts
For the six months ended	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Balance, beginning of the period:	$81,931	$74,293	$6,015	$6,255
Additions to segregated funds
Deposits	4,837	5,010	135	143
Net transfers (to) from general funds	362	459	–	–
Net realized and unrealized gains (losses)	1,485	(2,012)	4	77
Other investment income	564	628	20	1
Total	$7,248	$4,085	$159	$221
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	$4,248	$4,066	$262	$269
Management fees	589	478	(12)	25
Taxes and other expenses	84	119	2	5
Foreign exchange rate movements	1,015	5	49	364
Total	$5,936	$4,668	$301	$663
Net additions (reductions)	$1,312	$(583)	$(142)	$(442)
Balance, end of period	$83,243	$73,710	$5,873	$5,813

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2011	53

13.    Reinsurance

Reinsurance recoveries (expenses), which denote amounts that are recovered through reinsurance agreements, consist of the following:

	For the three months ended		For the six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Recovered claims and benefits	$946	$221	$1,939	$445
Commissions	15	15	28	27
Reserve adjustments	69	7	95	14
Operating expenses and other	102	8	217	22
Reinsurance recoveries (expenses)	$1,132	$251	$2,279	$508

14.    Subsequent Event

On July 11, 2011 (the “Redemption Date”), all of the outstanding $300 principal amount of Series C Senior Unsecured 5.00% Fixed/Floating Debentures, due in 2031, (the “Debentures”) were redeemed at a redemption price equal to the principal amount of the Debentures together with accrued and unpaid interest to the Redemption Date, in accordance with the redemption terms attached to the Debentures.

54	Sun Life Financial Inc.	Second Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)